mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

Accounting Group – Interpretations-attn. Brian Fields
Office of the Chief Accountant

U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
E-mail oca@sec.gov
Office of Chief Accountant
Division of Corporation Finance-attn. Stefanie Hunsacker

U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546
E-mail dcaoletters@sec.gov

RE: mPhase Technologies, Inc.
Form 10K for the FYE June 30, 2008 (Filed Sept 30, 2008; File # 000 30202) and pending Form 10-K for the FYE June 30, 2009 (- to be filed)

July 24, 2009

Dear Sirs –

On July 20, 2009 the Company sought guidance in implementing and reporting a proposed change in the method of calculating the estimated value of certain convertible long term debt and the accounting policies associated with the accounting for long term Convertible debt resulting in a conference call with staff of both OCA Interpretations and Corporate Finance departments of the Commission on July 23, 2009. We appreciate the prompt attention given this matter.

CURRENT STATUS OF PROPOSED ACCOUNTING CHANGES for LONG TERM CONVERTIBLE DEBT

The Company has discussed with the Staff our choice of accounting, specific calculations and the extensive disclosure included in our filing regarding the long term convertible debt agreements which have been accounted for as derivative instruments pursuant to FASB 133 and EITF 00-19.

OPEN ISSUE

It is our understanding at this time, as also confirmed by a conversation yesterday afternoon from Martin James of the division of Corp. Fin., that the Staff still believes an error remains unaddressed in the valuation of the estimated derivative liability.

Specifically, with respect to the derivative liability which was bifurcated from the host contract as enumerated in EITF 00-19 and SFAS 133, the valuation of the estimated liability may be appropriately computed using the Black -Sholes method, however such estimate should give appropriate computational consideration to the "cap" or "ceiling" component of our specific agreements, and the Company acknowledges our calculation gave no computational consideration to this feature in our original estimate of the derivative liability. We also understand while this may result in an error, we also believe it may in fact result in such a de minims variation from the original computation as to support the conclusion that our original calculation was in fact reasonable; or if still in error, weather or not such error would be considered immaterial to our financial statements taken as a whole.

NEXT ACTION TO RESOLVE OPEN ISSUE

We will consider this with respect to the both dollar amount that such resultant more comprehensive computation would differ from our original estimate as well as the correlation to the "swing" in the income effect the change in this estimate provides each measurement date; and believe a more comprehensive recalculation can provide the best evaluation of the reasonableness of our estimate and whether the original estimate when compared to a more comprehensive one giving quantitative consideration to the "cap" or "ceiling" component of our agreements may or may not correlate with the estimates previously reported on prior measurement dates (typically quarterly commencing with the quarter ended December 31, 2007 through the quarter ended March 31, 2009). To this end we have contacted and are prepared to engage on Monday July 27, 2009 a qualified valuation firm to provide a recomputed calculation of the estimated derivative liability at each measurement date our computation resulted in estimates that were included in our financial statements as an appropriate evaluation of whether an error has been contained in our statements, the magnitude of which may or may not require a correction.

We have been advised that the valuation firm will provide such calculations within one week, at such time the Company can access its next step. We will direct such decision to first the division of Corporate Finance as we understood to be the recommendation of Brian Fields to the extent that our decision is impacted by the materiality of such corrective or more comprehensive calculation. We have also been advised that should we seek additional advise of the Office of the Chief Accountant-interpretations that a more comprehensive submittal would be required.

Should you have any questions or comments concerning the enclosed, please contact the undersigned by telephone 203.832.2242 or Edward Suozzo at 917.324.0354.

Again we appreciate your prompt attention in this matter and commit to work continuously on resolving this issue. Yours truly,

/s/ Martin Smiley
Martin Smiley, EVP, CFO & General Counsel